SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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July 1, 2010	BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY

VIA EDGAR AND FEDERAL EXPRESS

Jennifer Gowetski, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Re:	Your Comment Letter dated June 1, 2010 regarding Wynn Las Vegas, LLC and Wynn Las Vegas Capital
Corp.’s Registration Statement on Form S-4 Filed May 6, 2010 (File No. 333-166563)

Dear Ms. Gowetski:

At the request of Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp. (the “Issuers”), we are submitting the following responses to the above-captioned comment letter regarding the Issuers’ Registration Statement on Form S-4 (File No. 333-166563) filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2010 (the “Registration Statement”). The Issuers have endeavored to respond fully to each of the comments and questions of the staff (the “Staff”) of the Commission. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. Enclosed is a copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) as filed with the Commission on the date hereof, marked to show changes from the Registration Statement.

Jennifer Gowetski, Esq.

July 1, 2010

Form S-4, filed May 6, 2010

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s comment, the Issuers have provided the Commission with a supplemental letter stating that the Issuers and the guarantors listed in the “Table of Additional Registrants” in the Registration Statement are registering the exchange offer in reliance on the Commission’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and have included the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Cover Page of Prospectus

2.	Please include the following representations on the cover page of the prospectus:

•	Each broker-dealer that receives new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such securities;

•

If the broker-dealer acquired the old securities as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities; and

•

Broker-dealers who acquired the old securities directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter.

Jennifer Gowetski, Esq.

July 1, 2010

In response to the Staff’s comment, the cover page of the prospectus has been revised to include the above listed representations.

Special Note Regarding Forward-Looking Statements, page ii

3.	The safe harbor for forwarding-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

In response to the Staff’s comment, the Special Note Regarding Forward-Looking Statements has been revised to delete the reference to the safe harbor.

Summary, page 1

The Exchange Offer, page 3

4.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

In response to the Staff’s comment, the Issuers hereby confirm that the offer will be open for at least 20 full business days. The Issuers further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Exchange Offer, page 94

5.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Jennifer Gowetski, Esq.

July 1, 2010

In response to the Staff’s comment, the disclosure has been revised to indicate that, in the event of a material change in the offer, including the waiver of a material condition, the Issuers will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 98

6.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

In response to the Staff’s comment, the disclosure has been revised to indicate that all offer conditions must be satisfied or waived at or before the expiration of the offer.

Part II – Information Not Required In Prospectus, page II-2

Exhibit 5.1 — Legality Opinion

7.	We note the following statements in the second paragraph on page 2 of the legal opinion: “[W]e have assumed that the parties, including the Issuers and Guarantors, had the power, corporate or other, to enter into and perform all the obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents . . . . We have also assumed that each of the Issuers and the Guarantors has been duly organized and is validly existing in good standing, and has the requisite legal status and legal capacity . . . .” Please note that it is inappropriate to assume that which is readily ascertainable. Please have counsel revise the opinion accordingly or advise.

In response to the Staff’s comment, we have deleted the assumptions (as they related to the Issuers and the Guarantors) from Exhibit 5.1 and have filed a new opinion as Exhibit 5.1 to Amendment No. 1.

*        *        *         *        *

Jennifer Gowetski, Esq.

July 1, 2010

We appreciate the opportunity to respond to your comments. If you have further comments or questions, please feel free to call me at (213) 687-5341.

Sincerely,

/s/ Casey T. Fleck
Casey T. Fleck

cc:	Erin E. Martin, Esq. (Securities and Exchange Commission) Matt Maddox (Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp.)

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